UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 001-34824

Ambow Education Holding Ltd.

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

18th Floor, Building A, Chengjian Plaza, No. 18,

BeiTaiPingZhuang Road, Haidian District

Beijing 100088

People’s Republic of China

Telephone: +86 (10) 6206-8000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Ambow Education Holding Ltd.

BEIJING, April 4, 2014 — Ambow Education Holding Ltd. (“Ambow” or the “Company” NYSE: AMBO), a national provider of educational and career enhancement services in China, today announced an update on its provisional liquidation proceeding.

As advised in the Company’s Fourth Report to Creditors and Stakeholders dated March 24, 2014, Edward Middleton, Wing Sze Tiffany Wong and Kris Beighton of KPMG as joint provisional liquidators of the Company (the “JPLs”), executed an exclusivity agreement with the secured creditor of the Company, China Education Investment Holding Limited (“CEIHL”), on March 9, 2014. In return for continued forbearance under the loan facility between the Company and International Finance Corporation, which was transferred ultimately to the benefit of CEIHL (“the Loan Facility”), the Company granted CEIHL a period of exclusivity to negotiate and implement a restructuring plan designed to, inter alia, return the Company, its operating subsidiaries and consolidated affiliates (“the Group”) to solvency and to allow for the discharge of the JPLs by the Grand Court of the Cayman Islands (“the Court”). A non-binding term sheet was subsequently executed by the JPLs with CEIHL on March 30, 2014.

The JPLs are in the process of negotiating the terms of  the restructuring plan with representatives of CEIHL. If agreed, the JPLs will be required to seek the sanction of the Court to give effect to the restructuring plan. A hearing date has been tentatively set by the Court for the application seeking sanction in the Cayman Islands for Monday, April 14, 2014.

In advance of this hearing, the JPLs will be circulating further details of the restructuring plan to the creditors and shareholders of the Company. To ensure that you receive a copy, please confirm your contact details with Jeffrey Stower of KPMG in the Cayman Islands at jstower@kpmg.ky.

In addition to the above, the JPLs wish to provide the creditors and shareholders of the Company with the opportunity to ask questions and provide feedback on the restructuring plan. To facilitate this, the JPLs will be holding a teleconference on Thursday, April 10, 2014 at 8 p.m. Eastern Daylight Time. To register for this teleconference, please email Jeffrey Stower of KPMG in the Cayman Islands at jstower@kpmg.ky. It is intended that details of the restructuring plan will be circulated to creditors and shareholders prior to this call.

It is noted that the JPLs continue to liaise regularly with the New York Stock Exchange and trading of the Company’s American depositary shares remains halted.  The listing status of the Company remains under review.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. (NYSE: AMBO) is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. Ambow has two business divisions: “Better Schools,” which includes K-12 schools and tutoring centers; and “Better Jobs,” which includes colleges and career enhancement centers. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Neither the Company nor the Joint Provisional Liquidators undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries please contact:

Mr. Jeffrey Stower

KPMG

Ambow Education Holding Ltd. (In Provisional Liquidation)

Tel: +1 345 914 4444 (Cayman Islands)

Email: jstower@kpmg.ky

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ambow Education Holding Ltd.

By:	/s/ Wing Sze Tiffany Wong
Name:	Wing Sze Tiffany Wong (without personal liability)
Title:	Joint Provisional Liquidator

Date: April 4, 2014

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